EXHIBIT 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Aquarius Cannabis Inc. on Amendment No. 3 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated July 28, 2015, on the consolidated balance sheets of Aquarius Cannabis Inc. and its subsidiary company as of December 31, 2014 and 2013 and the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Cutler & Co. LLC
Wheat Ridge, (formerly Arvada), Colorado
November 6, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033  ~ Phone 303-968-3281  ~  Fax 303-456-7488  ~  www.cutlercpas.com